May 20, 2015

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

RE:            Healthways, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 13, 2015
Form 8-K
Filed February 24, 2015
File No. 000-19364

Dear Ms. Jenkins:

This is to confirm that we are in receipt of your letter dated May 14, 2015.  As discussed with Ms. Myra Moosariparambil, we respectfully request an extension for our response until June 12, 2015 to allow for input and analysis from various members of senior management, legal counsel, and external advisors.  If you have any questions or comments, please do not hesitate to contact me at (615) 614-4389.

Sincerely,

/s/ Alfred Lumsdaine
Alfred Lumsdaine
Chief Financial Officer and Interim President and Chief Executive Officer